

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2015

Wais Asefi
President and Chief Executive Officer
Textmunication Holdings, Inc.
1940 Contra Costa Blvd
Pleasant Hill, CA 94523

> **Re: Textmunication Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed on June 2, 2015**
> **File No. 333-204641**

Dear Mr. Asefi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the registration statement on Form S-1 (File No. 333-196598), which registered the sale of up to 10,000,000 units, composed of one share of common stock and a warrant to purchase one share of common stock, and the sale of up to 22,349,305 shares by selling securityholders. Please revise to disclose this and any other concurrent offerings.

2.   Section 2.2(c) of the Equity Purchase Agreement provides that in the occurrence of a Low Bid Price, the parties shall have no right to sell and shall be under no obligation to purchase one tenth of the Investment Amount specified in the Put Notice. Please tell us whether the investor can choose to purchase the shares it is no longer obligated to buy.

Risk Factors

Risks Relating To This Offering

"Drawdowns under the Equity Purchase Agreement may cause dilution to existing shareholders," page 9

3.   Please revise to disclose the percentage of outstanding shares of common stock that the four million shares you have registered represent. Also include a statement that, even though Tarpon Bay Partners LLC ("Tarpon") may not purchase shares amounting to more than 9.99% of the outstanding shares, this restriction does not prevent Tarpon from selling some of its holdings and then receiving additional shares. In this way, Tarpon could sell more than the 9.99% limit while never holding more than the limit.

Dilution, page 11

4.   Please revise to provide a table that shows the number of shares that could be issued based upon a reasonable range of market prices assuming that the company put the full $5 million and without regard to any limitations. The range should include market prices 25%, 50% and 75% below the most recent actual price. Also revise your risk factor disclosure, as appropriate.

Report of Independent Registered Public Accounting Firm, page F-12

5.   We note that you have included an audit report from both RBSM, LLP and L. L. Bradford & Company, LLC related to the financial statements for the year ended December 31, 2013. Please tell us why the financial statements for the year ended December 31, 2013 was audited by both audit firms.

Item 16. Exhibits, page 42

Exhibit 23.1

6.   Exhibit 23.1 refers to an audit report dated May 15, 2014. The report included in the registration statement is dated May 9, 2014. Please revise to reconcile this difference.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: Scott Doney, Esq.
        The Doney Law Firm